SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1 )*

                   Interchange Financial Services Corporation
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                                  Common Stock, no par value
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                                  458447109
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                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                June 28, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13D which was filed on April 13, 2005 on behalf of Seidman and Associates L.L.C. ("SAL"), Seidman Investment Partnership,L.P., Seidman Investment PartnershipII,L.P.,("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C.("Broad Park"),Federal Holdings, L.L.C.("Federal"), Pollack Investment Partnership,L.P.("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack("Pollack") collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock (the "Shares") of Interchangae Financial Services Corporationp, a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4.  Purpose of Transaction

Attached hereto as an Exhibit and included herein in its entirety is a copy of a letter, dated June 28, 2005 sent to Mr. Anthony Abbate, President & Chief Executive Officer of Interchange Financial Serices Corporation.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                  6/28/05                    /ss/ LAWRENCE B. SEIDMAN
                  -----                      ------------------------------
                  Date                       Lawrence B. Seidman, Power of
                                             Attorney pursuant to Joint
                                             Agreement dated April 7, 2005

EXHIBIT

                               LAWRENCE B. SEIDMAN
                                 100 Misty Lane
                              Parsippany, NJ 07054
                            (973) 560-1400, Ext. 108
                                lbseidman@msn.com
                                  June 28, 2005







Mr. Anthony Abbate, President & Chief Executive Officer
Park 80 West/Plaza II
Saddle Brook,  NJ 07663

Re: Interchange Financial Services Corporation.

Dear Mr. Abbate:

I am writing to convey my disappointment with (i) your refusal to enter into meaningful and substantive discussions concerning the best ways to enhance shareholder value, (ii) the Board's refusal to increase the Board's size to accommodate my representative on the Board, and (iii) Interchange Financial Services Corporation's ("IFCJ") inability to grow its earnings per share ("EPS").

IFCJ has relied solely upon an increased price/earning ratio for financial stocks to create shareholder value. IFCJ earned the same $.23 a share for the quarter ended September 2003 and March 2005. At September 30, 2003, IFCJ's share price closed at $13.69, while on March 31, 2005 IFCJ's closing stock price was $17.25. This is simply a $3.56 price increase without any corresponding earnings increase. Therefore, from September 2003 to March 2005 market conditions rewarded the IFCJ shareholders while your management team accomplished nothing for the shareholders.

A major contributor to IFCJ's poor EPS performance was the overpayment for the purchase of Bridge View Bancorp ("BVB"). At the April 28, 2005 Annual Meeting Mr. Labozzetta, IFCJ's Executive Vice President and Chief Operating Officer, stated that IFCJ would have hit the ball out of the park with the BVB acquisition but for the dramatic drop in interest rates after the deal was announced. This statement is not supported by the facts. IFCJ announced the BVB transaction on November 18, 2002 and closed it on May 1, 2003. At the end of November 2002 the spread between the 1 yr. and 5 yr. treasury's was approximately 156 basis points; in May 2003 it was approximately 134 basis points and the spread did not start materially dropping until September 2004. Please get the facts straight and stop making excuses for poor business decisions.

Mr. Anthony Abbate
June 28, 2005
Page 2




I am concerned about your personal agenda. During our previous phone conversation, you stated you thought IFCJ was presently worth more than my estimate of $23 to $24 per share and you agreed that a sale was the way to maximize shareholder value. However, you are not ready to do what is best for the shareholders and pursue a sale. It seems you may be putting your personal interest in retaining your position until you reach retirement age, ahead of the shareholders' best interests.

Please do not believe that IFCJ's past financial performance will guarantee future success. Even great companies reach the point when change - not stubbornness - is required to maximize shareholder value.

As a shareholder I would support accretive acquisitions especially since IFCJ has an excellent currency trading at a price to tangible book of 3.84 times and an approximate 19.0 P/E ratio. However, if IFCJ cannot earn approximately $1.05 for calendar year 2005, which represents a 12% increase from calendar year 2004, the Board must consider and pursue a merger with either a converting mutual or a larger commercial bank. The 5.8% and 3.3% increase in EPS for calendar years 2003 and 2004 respectively is not acceptable.

Mr. Labozzetta's statement at the last Annual Meeting that IFCJ wants to grow to become the 100th largest bank in the United States scares me. In order to accomplish this feat, IFCJ's assets would have to grow from its March 31, 2005 $1.5 billion to at least $4.4 billion or approximately 3 times. I strongly suggest IFCJ work on increasing EPS before it just grows for bragging rights or to solely satisfy individual egos.

You refer to me as a "corporate agitator who attempts to influence management." If that means I am an agitator for better shareholder value, you are correct. Instead of denigrating this effort you should open your mind and be willing to intelligently discuss the views of major shareholders - even when those views may differ from yours. You keep telling me what a great banker you are and how your competitors are poor bankers. Instead of making negative comments about others, you should be meeting with any and all potential acquirers to ascertain if a sale is more beneficial than remaining independent.

I respectfully request that the Board stop giving you deference. From my meeting and phone calls with you, you are placing your personal interest, ego and arrogance above what is best for the IFCJ shareholders.

A director told me that he and some other directors wanted to sell the company. They did not press the point because you did not want to sell. Please check your

Mr. Anthony Abbate
June 28, 2005
Page 3



personal agenda at the door, stop blaming outside factors for your mistakes and start producing significantly better earnings per share so you can maximize the value for each shareholder.

                                                   Very truly yours,
                                                   /ss/Lawrence B. Seidman
                                                   LAWRENCE B. SEIDMAN
cc:
         Anthony D. Andora
         Gerald A. Calabrese, Jr.
         Donald L. Correll
         Anthony R. Coscia
         John J. Eccleston
         David R. Ficca
         James E. Healey
         Nicolas R. Marcalus
         Eleanore S. Nissley
         Jeremiah F. O'Connor
         Robert P.Rittereiser
         John A. Schepisi
         William Schuber